GUGGENHEIM ENERGY & INCOME FUND

DIVIDEND REINVESTMENT PLAN

Unless the registered owner of common shares elects to receive cash by contacting the Plan Administrator, all distributions declared on common shares of Guggenheim Energy & Income Fund (the “Trust”) will be automatically reinvested by Computershare Trust Company, N.A. (the “Plan Administrator”), Administrator for shareholders in the Trust’s Dividend Reinvestment Plan (the “Plan”), in additional common shares of the Trust. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received and processed by the Plan Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Some brokers may automatically elect to receive cash on your behalf. If you wish for all distributions declared on your common shares of the Trust to be automatically reinvested pursuant to the Plan, please contact your broker.

The Plan Administrator will open an account for each common shareholder under the Plan in the same name in which such common shareholder’s common shares are registered. Whenever the Trust declares a dividend or other distribution, including any capital gain distributions (together, a “Dividend”), payable in cash, non-participants in the Plan will receive cash, by check mailed directly to the record holder,  and participants in the Plan will receive the equivalent in common shares. The common shares will be acquired by the Plan Administrator for the participants’ accounts through receipt of additional unissued but authorized common shares from the Trust (“Newly Issued Common Shares”).  The number of Newly Issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the Dividend by the net asset value per common share on the payment date.

The Plan Administrator maintains all shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records. Common shares in the account of each Plan participant will be held by the Plan Administrator on behalf of the Plan participant, and each shareholder proxy will include those shares purchased or received pursuant to the Plan. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instruction of the participants.

There will be no brokerage charges with respect to Newly Issued Common Shares. The automatic reinvestment of Dividends will not relieve participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Dividends.

The Trust reserves the right to amend or terminate the Plan. The Fund reserves the right to amend or terminate the Plan as applied to any voluntary cash payments made and any Divided paid subsequent to written notice of the change sent to the members of the Plan at least 90 days before the record date for such Dividend. The Plan also may be amended or terminated by the Plan Agent on at least 90 days’ prior written notice to the participants in the Plan.

There is no direct service charge to participants with regard to purchases in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.

All correspondence or questions concerning the Plan should be directed to the Plan Administrator:

Computershare Trust Company, N.A. P.O. Box 30170 College Station, Texas 77842 Attention: Shareholder Services Department
Participants may also contact the Plan Administrator online at www.computershare.com/investor or by telephone at 1-866-488-3559.

To record the adoption of the Plan as of ___________, 2015 the Trust has caused this Plan to be executed in the name and on behalf of the Trust by a duly authorized officer.

By and on behalf of:

GUGGENHEIM ENERGY & INCOME FUND

By:
                                                                       Name:
                                                                       Title:

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